UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________
FORM 6-K
________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of December, 2017
Commission File Number 1-10928
________________________________________
INTERTAPE POLYMER GROUP INC.
________________________________________
9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: December 8, 2017	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Terminates Automatic Share Purchase Plan
MONTREAL, QUEBEC and SARASOTA, FLORIDA - December 8, 2017 - Intertape Polymer Group Inc. (TSX: ITP) (“IPG” or the “Company”) today announced that in connection with its normal course issuer bid, IPG has terminated its previously-announced automatic share purchase plan with the securities dealer acting as IPG’s agent, pursuant to which the dealer could acquire, at its discretion, shares on IPG’s behalf during “black-out” or “closed” periods under the Company’s stock trading policy, subject to certain parameters as to price and number of shares. The termination is effective December 26, 2017. Intertape confirms that at the time of sending the notice of termination of the automatic share purchase plan, it did not possess knowledge of any material fact or material change about the Company, its shares or any of its other securities that has not been generally disclosed.
IPG’s normal course issuer bid remains in effect, under which IPG is entitled to repurchase for cancellation up to 4,000,000 common shares over a twelve-month period ending on July 16, 2018. The shares may be repurchased through the facilities of the Toronto Stock Exchange and on other alternative trading systems in Canada.
About Intertape Polymer Group® Inc.
Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 2,500 employees with operations in 21 locations, including 13 manufacturing facilities in North America and one each in Europe and Asia.
For information about the Company, visit www.itape.com.

For further information please contact:
MaisonBrison Communications
Pierre Boucher
514-731-0000